

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
Curtis S. Shaw
Executive Vice President, General Counsel and Corporate Secretary
Trinseo Materials Operating S.C.A.
Trinseo Materials Finance, Inc.
1000 Chesterbrook Boulevard, Suite 300
Berwyn, PA 19312

Re: **Trinseo Materials Operating S.C.A**
        Trinseo Materials Finance, Inc.
        Amendment No. 1 to Registration Statement on Form S-4
        Filed December 6, 2013
        File No. 333-191460

Dear Mr. Shaw:

We have reviewed your amended registration statement and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

Liquidity and Capital Resources, page 98

1.   We have reviewed your response to comment 19 in our letter dated October 24, 2013. We note that you intend to not permanently reinvest the foreign cash and cash equivalents and thus you recorded deferred income tax liabilities related to the unremitted earnings of your subsidiaries. Please disclose this information within your liquidity and capital resources discussion.

Guarantees, page 167

2.   We note your response to comment 25 in our letter dated October 24, 2013. Similar to what you provided in response to our comment, please revise the second full paragraph of your disclosure on page 168 to indicate the jurisdictions having special jurisdiction-specific limitation language and the need for supplementing your indenture to that effect.

Financial Statements

Note F – Debt, page F-10

3.   We have reviewed your response to comment 30 in our letter dated October 24, 2013. Please enhance your disclosure to state the maximum potential amount of consideration, undiscounted, that you could be required to transfer. If the terms provide for no limitation to the maximum potential consideration to be transferred, that fact should be disclosed. Note that these disclosures are required even if the likelihood of having to make any payments under the arrangement is remote. Refer to ASC 825-20-50-1(c), 825-20-50-1(d) and 825-20-50-2.

Note W – Supplementral Guarantor Condensed Consolidating Financial Statements, page F-76

Supplemental Condensed Consolidating Statement of Cash Flows, page F-84

4.   We have reviewed your response to comment 37 in our letter dated October 24, 2013. We note the sources of cash in the Issuer column provided by operating activities was from interest and other income the Issuer earned and collected from the subsidiaries, as well as collection of receivables from prior year's outstanding interest and other income. Please tell us whether the interest and other income was earned from intercompany loans to the subsidiaries and, if so, clarify whether the amount of interest and other income was derived according to any applicable contractual terms of the associated loans.

5.   We note that you revised the condensed consolidating financial statements to remove Styron Italy as a Guarantor Subsidiary, and also corrected the presentation of certain intercompany activities between the Issuer, Guarantor and Non-Guarantor Subsidiaries. You disclose that you assessed the materiality of these items and concluded that the errors were not material to any prior period. Please provide your SAB 99 analysis addressing these corresponding adjustments to the condensed consolidating financial statements. We may have further comment.

6.   It is not clear how the changes in the line items related to intercompany amounts reflected on the condensed consolidating statement of cash flows reconciles to the amounts reported on the balance sheet. For example, the Guarantor intercompany balance sheet accounts as of December 31, 2011 and December 31, 2012 add up to net liability amounts of $765.8 million and $736.3 million, respectively. Thus, it appears there was a change of $29.5 million; however, the Guarantor intercompany accounts per the statement of cash flows as of December 31, 2012 add up to a change of $74.5 million. As such, please provide us with a reconciliation of the changes in the line items related to intercompany amounts reflected on the condensed consolidating statement of cash flows to the amounts reported on the balance sheet for all periods presented. Separate

     reconciliations should be provided for the Issuers, Guarantor Subsidiaries and Non-Guarantor Subsidiaries.

Exhibit 5.4 – Opinion of Kirkland & Ellis International, LLP United Kingdom
Exhibit 5.11 – Opinion of McCann FitzGerald
Exhibit 5.13 – Opinion of Wong Partnership LLP

7.   We note your response to comment 41 in our letter dated October 24, 2013; however the opinions noted above were not revised to comply with the Commission's guidance in Staff Legal Bulletin No.19 (CF). In this regard, we also note that the revised language in Sections 3.2 through 3.4 in Exhibit 5.4 continues to represent an undue limitation on reliance as to a person. Please have counsel revise its respective opinion to remove the language that no other persons may rely on the opinion.

Exhibit 5.7 – Opinion of Loyens & Loeff N.V., Netherlands

8.   We note the revised opinion in response to comment 43 in our letter dated October 24, 2013. It is unclear whom you are referring to with respect to "individuals or legal entities" that were involved in the services provided "by or on behalf of Loyens & Loeff N.V." in rendering this opinion. As we continue to believe that this limitation on liability is inappropriate, please either explain the specific facts of circumstances related to counsel rendering this opinion, or otherwise have counsel remove all of the limitations in Section 4.5 as requested in our prior comment.

     You may contact Jeff Gordon, Staff Accountant at (202) 551-3424 or, in his absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti at (202) 551-3369 with any other questions.

     Sincerely,

     /s/ Era Anagnosti

     for Pamela Long
     Assistant Director

cc: Via E-mail
     Ronald Francis, Esq.